Exhibit 99.3

Offer to Exchange
First Mortgage Bonds, 1.875% Series due 2016
(Registered under the Securities Act of 1933)

for Any and All Outstanding

First Mortgage Bonds, 1.875% Series due 2016
(144A CUSIP: 240019 BR9; Reg S CUSIP: U23926 AA3)

of
The Dayton Power and Light Company

To Our Clients:

Enclosed is a Prospectus, dated                  , 2014, of The Dayton Power and Light Company, an Ohio corporation (the “Company”), and a related Letter of Transmittal (which together constitute the “Exchange Offer”) relating to the offer by the Company to exchange its First Mortgage Bonds, 1.875% Series due 2016 (the “New Bonds”), pursuant to an offering registered under the Securities Act of 1933, as amended (the “Securities Act”), for a like principal amount of its issued and outstanding First Mortgage Bonds, 1.875% Series due 2016 (the “Old Bonds”) upon the terms and subject to the conditions set forth in the Exchange Offer.

Please note that the Exchange Offer will expire at 11:59 P.M., New York City time, on                  , 2014, unless extended.

The Exchange Offer is not conditioned upon any minimum number of Old Bonds being tendered.

We are the holder of record and/or participant in the book-entry transfer facility of Old Bonds held by us for your account. A tender of such Old Bonds can be made only by us as the record holder and/or participant in the book-entry transfer facility and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Old Bonds held by us for your account.

We request instructions as to whether you wish to tender any or all of the Old Bonds held by us for your account pursuant to the terms and conditions of the Exchange Offer. We also request that you confirm that we may on your behalf make the representations contained in the Letter of Transmittal.

Pursuant to the Letter of Transmittal, each holder of Old Bonds will represent to the Company that (i) the holder is not an “affiliate” of the Company, (ii) any New Bonds to be received by the holder are being acquired in the ordinary course of its business, and (iii) the holder has no arrangement or understanding with any person to participate, and is not engaged and does not intend to engage in a distribution (within the meaning of the Securities Act) of such New Bonds. If the tendering holder is a broker-dealer that will receive New Bonds for its own account in exchange for Old Bonds, we will represent on behalf of such broker-dealer that the Old Bonds to be exchanged for the New Bonds were acquired by it as a result of market-making activities or other trading activities, and acknowledge on behalf of such broker-dealer that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Bonds. By acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Bonds, such broker-dealer is not deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,